Exhibit 99.3

EMERA INCORPORATED

ANNUAL SHAREHOLDERS MEETING

May 22, 2025

VOTING RERSULTS

The undersigned Scrutineers report that the shareholders present in person or represented by proxy have voted as follow:

		Number of Votes			Percentage of Votes Cast
Resolutions	For	Against	Withheld	TOTAL	For	Against	Withheld
ELECTION OF DIRECTORS:
Scott C. Balfour	142,556,068		450,675	143,006,743	99.68%		0.32%
James V. Bertram	142,481,703		525,040	143,006,743	99.63%		0.37%
Henry E. Demone	138,879,481		4,127,262	143,006,743	97.11%		2.89%
Paula Y. Gold-Williams	142,498,609		508,134	143,006,743	99.64%		0.36%
Kent M. Harvey	141,769,280		1,237,463	143,006,743	99.13%		0.87%
B. Lynn Loewen	138,642,300		4,364,443	143,006,743	96.95%		3.05%
Brian J. Porter	142,533,645		473,098	143,006,743	99.67%		0.33%
Ian E. Robertson	142,622,315		384,428	143,006,743	99.73%		0.27%
M. Jacqueline Sheppard	142,571,776		434,967	143,006,743	99.70%		0.30%
Karen H. Sheriff	142,093,740		913,003	143,006,743	99.36%		0.64%
Jochen E. Tilk	141,474,022		1,532,721	143,006,743	98.93%		1.07%
Carla M. Tully	142,636,576		370,167	143,006,743	99.74%		0.26%
APPOINTMENT OF AUDITORS	136,418,940		7,251,232	143,670,172	94.95%		5.05%
AUTHORIZED REMUNERATION OF AUDITORS	137,783,625	5,223,118		143,006,743	96.35%	3.65%
ADVISORY VOTE ON EXECUTIVE COMPENSATION	137,137,973	5,868,770		143,006,743	95.90%	4.10%

VOTES AVAILABLE	297,737,244		Dated this 22nd day of May, 2025 TSX Trust Company

VOTES RECEIVED	143,670,172	/s/ Emma McKenzie	/s/ Lori Grinton
% VOTES RECEIVED	48.25%	Emma McKenzie Scrutineer	Lori Grinton Scrutineer